Duska Therapeutics, Inc.

470 Nautilus Street, Suite 300

La Jolla, CA 92037

Telephone: (858) 551-5700

Facsimile:  (858) 551-5704

June 23, 2008

VIA EDGAR

AND FIRST CLASS MAIL

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C.  20549

Attention:  Jeffrey Riedler

                  Assistant Director

Re:

Duska Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-148311

Dear Mr. Riedler:

Duska Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on June 25, 2008 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DUSKA THERAPEUTICS, INC.

By:  _/s/ James S. Kuo___________________

        James S. Kuo, Chief Executive Officer